UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 10)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

3SBio Inc.

(Name of the Issuer)

3SBio Inc.
Century Sunshine Limited
Decade Sunshine Limited
Decade Sunshine Merger Sub
Jing Lou
Dan Lou
Bin Huang
Dongmei Su
CPEChina Fund, L.P.

(Names of Persons Filing Statement)

Ordinary Shares, par value US$0.0001 per share
American Depositary Shares, each representing seven Ordinary Shares
(Title of Class of Securities)

88575Y105(1)
(CUSIP Number)

Note: (1) The CUSIP number applies to the issuer’s American depositary shares, each of which represents seven ordinary shares. No CUSIP number has been assigned to the ordinary shares.

3SBio Inc.	Century Sunshine Limited	CPEChina Fund, L.P.
No. 3 A1, Road 10, Shenyang	Decade Sunshine Limited	c/o CITIC PE Advisors (Hong
Economy & Technology	Decade Sunshine Merger Sub	Kong) Limited
Development Zone	Jing Lou	Suite 606, 6/F.
Shenyang 110027, People’s	Dan Lou	One Pacific Place
Republic of China	Bin Huang	88 Queensway
Attention: Yanli Liu	Dongmei Su	Hong Kong
Telephone: (86 24) 2581-1820	c/o 3SBio Inc.	Attention: Cindy Chan
	No. 3 A1, Road 10, Shenyang	Telephone: (852) 3798-0096
Economy & Technology
Development Zone
Shenyang 110027
People’s Republic of China
Attention: Jing Lou
Telephone: (86 24) 2581-1820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ling Huang, Esq.	Peter Huang, Esq.	Gregory Puff, Esq.
W. Clayton Johnson, Esq.	Skadden, Arps, Slate, Meagher &	Akin Gump Strauss Hauer & Feld
Cleary Gottlieb Steen & Hamilton	Flom LLP	LLP
LLP	30/F, China World Office 2,	Unit 05-07, 36th Floor, Edinburgh
Twin Towers - West 23rd Floor	No.1, Jian Guo Men Wai Avenue,	Tower, The Landmark
12 B Jianguomenwai Avenue	Beijing 100004 China	15 Queen's Road Central, Hong
Chaoyang District, Beijing 100022	(86 10) 6535-5699	Kong
People’s Republic of China		(852) 3694-3001
(86 10) 5920-1000

This statement is filed in connection with (check the appropriate box):

a	[ ]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	[ ]	The filing of a registration statement under the Securities Act of 1933.

c	[ ]	A tender offer

d	[X]	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [   ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$325,247,904.1	$44,363.8

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment of $2.3857 per share merger consideration for 135,895,316 outstanding shares of the issuer subject to the transaction, plus (b) the product of 85,038 ADSs issuable pursuant to the Company options multiplied by $11.25 (which is the difference between $16.70 per ADS merger consideration and the weighted average exercise price of $5.45 per ADS), plus (c) the product of 5,136 restricted shares and restricted share units of the issuer multiplied by the proposed $16.70 per ADS merger consideration, as applicable ((a), (b) and (c) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was calculated by multiplying the Transaction Valuation by 0.00013640.

[   ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

INTRODUCTION

     This Amendment No. 10 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) 3SBio Inc., a Cayman Islands company (the “Company”), the issuer of the ordinary shares, par value US$0.0001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (“ADSs”), each representing seven Shares, that are subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Century Sunshine Limited, a Cayman Islands company (“Holdco”); (c) Decade Sunshine Limited, a Cayman Islands company and a wholly owned subsidiary of Holdco (“Parent”); (d) Decade Sunshine Merger Sub, a Cayman Islands company and a wholly owned subsidiary of Parent (“Merger Sub”); (e) Dr. Jing Lou, the chairman and chief executive officer of the Company (“Dr. Lou”); (f) Dan Lou, the founder and an advisor to the Company and the father of Dr. Lou; (g) Bin Huang, the vice president and a director of the Company; (h) Dongmei Su, the vice president, chief technology officer and a director of the Company and (i) CPEChina Fund, L.P., a Cayman Islands exempted limited partnership (“CITIC PE”). Dr. Lou, Dan Lou, Bin Huang, Dongmei Su, Ke Li, Bo Tan, Ming Hu, Deyu Kong, Fei You, Yongfu Chen, Jiaoe Zhang, Thomas Folinsbee, Hui Dang, Zhonghua Zhang and Qingjie Zhang are collectively referred to herein as the “Rollover Shareholders.” The Rollover Shareholders and CITIC PE are collectively referred to herein as the “Consortium.” The Rollover Shareholders, together with Parent, Merger Sub and Holdco, are collectively referred to in this Schedule 13E-3 as the “Buyer Group.”

     The Transaction Statement relates to the agreement and plan of merger dated as of February 8, 2013, by and among the Company, Parent and Merger Sub (the “original merger agreement”), as amended by an amendment to the original merger agreement dated as of April 24, 2013 (the “merger agreement amendment”, and the original merger agreement as so amended, the “amended merger agreement”), providing for the merger of Merger Sub with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger as a wholly owned subsidiary of Parent.

     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

     All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 15 Additional Information

     Item 15(c) is hereby amended and supplemented as follows:

     On May 24, 2013, at 10:00 am (Beijing time), an extraordinary general meeting of shareholders of the Company was held at 15/A-D, Huaxin International Tower, No. 219, Qingnian Ave., Shenhe District, Shenyang 110016, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company voted in favour of the proposal to authorize and approve the amended merger agreement and the transactions contemplated thereby, including the merger, and the proposal to authorize the directors of the Company to do all things necessary to give effect to the amended merger agreement.

     On May 29, 2013, the Company and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of May 29, 2013, pursuant to which the merger of Merger Sub with and into the Company became effective on May 29, 2013. As a result of the merger, the Company will cease to be a publicly traded company and has become a wholly owned subsidiary of Parent.

1

     At the effective time of the merger, each outstanding Share, including Shares represented by ADSs, other than Shares and ADSs beneficially owned by (i) Parent or Merger Sub, (ii) any member of the Consortium, including, without limitation, each restricted share and restricted share unit of the Company that are listed in Schedule A to a rollover agreement entered into by the Rollover Shareholders, Parent and Holdco dated as of February 8, 2013, or (iii) the Company or any direct or indirect wholly owned subsidiary of the Company (Shares and ADSs under (i) through (iii), the “Excluded Shares”), was cancelled in exchange for the right to receive $2.3857 per Share, or $16.70 per ADS (in the case of ADSs, less $0.05 per ADS cancellation fees), in each case, in cash without interest and net of any applicable withholding taxes. The Excluded Shares were automatically cancelled for no consideration. The Company did not receive any written objection from any shareholder prior to the vote to approve the merger, which is required for exercising the dissenters’ rights under Section 238 of the Cayman Islands Companies’ Law (as amended).

     As a result of the merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Market. In addition, 90 days after the filing of Form 25 in connection with the transaction, or such shorter period as may be determined by the SEC, the registration of the ADSs of the Company and the Shares underlying them and the reporting obligations of the Company under the Exchange Act will be terminated.

Item 16 Exhibits

     (a)-(1) Proxy Statement of the Company dated March 25, 2013 (the “Proxy Statement”). ***

     (a)-(2) Notice of Reconvened Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Supplement.

     (a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Supplement.

     (a)-(4) Form of ADS Voting Instructions Card and Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Supplement.

     (a)-(5) Press Release issued by the Company, dated September 12, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on September 12, 2012.

     (a)-(6) Press Release issued by the Company, dated September 16, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on September 17, 2012.

     (a)-(7) Press Release issued by the Company, dated September 28, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on October 2, 2012.

     (a)-(8) Press Release issued by the Company, dated February 8, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on February 8, 2013.

     (a)-(9) Investor Presentation of the Company dated April 2013. ****

     (a)-(10) Investor Presentation of the Company dated April 16, 2013. *****

     (a)-(11) Press Release issued by the Company, dated April 22, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on April 23, 2013.

     (a)-(12) Press Release issued by the Company, dated April 24, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on April 24, 2013.

     (a)-(13) Press Release issued by the Company, dated April 25, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on April 25, 2013.

     (a)-(14) Press Release issued by the Company, dated March 18, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on March 22, 2013.

     (a)-(15) Press Release issued by the Company, dated March 24, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on March 25, 2013.

     (a)-(16) Supplement to the Proxy Statement of the Company dated May 2, 2013 (the “Proxy Supplement”). *******

     (a)-(17) Press Release issued by the Company, dated May 2, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on May 2, 2013.

     (a)-(18) Press Release issued by the Company, dated May 24, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on May 24, 2013.

     (a)-(19) Press Release issued by the Company, dated May 30, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on May 30, 2013.

     (b)-(1) Facility agreement, dated as of February 8, 2013, by and among Parent, Holdco, Merger Sub and China CITIC Bank International Limited (“CITIC Bank”), incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed with the SEC on February 19, 2013.

     (b)-(2) Commitment Letter, dated February 8, 2013, by CPEChina Fund, L.P. in favor of Holdco, incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed with the SEC on February 19, 2013.

     (b)-(3) Amendment to Commitment Letter, dated April 24, 2013, by CPEChina Fund, L.P. in favor of Holdco, incorporated herein by reference to Exhibit 7.12 to Schedule 13D/A filed with the SEC on April 26, 2013.

     (b)-(4) Consent and Waiver Letter under Facility Agreement, dated April 24, 2013, by and between CITIC Bank and Parent, incorporated herein by reference to Exhibit 7.10 to Schedule 13D/A filed with the SEC on April 26, 2013.

     (c)-(1) Opinion of Jefferies International Limited, dated February 8, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

     (c)-(2) Presentation to the Independent Committee of the Board of Directors, dated February 8, 2013, of Jefferies International Limited. *

     (c)-(3) Preliminary Discussion Materials for the Independent Committee, dated November 30, 2012, of Jefferies International Limited. *

     (c)-(4) Opinion of Jefferies International Limited, dated April 24, 2013, incorporated herein by reference to Annex S-B to the Proxy Supplement.

     (c)-(5) Presentation to the Independent Committee of the Board of Directors, dated April 24, 2013, of Jefferies International Limited. ******

     (d)-(1) Agreement and Plan of Merger, dated as of February 8, 2013, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

     (d)-(2) Rollover Agreement, dated as of February 8, 2013, by and among Holdco, Parent and the Rollover Shareholders, incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed with the SEC on February 19, 2013.

     (d)-(3) Voting Agreement, dated as of February 8, 2013, by and among the Company, Parent and the Rollover Shareholders, incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed with the SEC on February 19, 2013.

     (d)-(4) Limited Guaranty, dated as of February 8, 2013, by Dr. Jing Lou in favor of the Company, incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed with the SEC on February 19, 2013.

     (d)-(5) Limited Guaranty, dated as of February 8, 2013, by CPEChina Fund, L.P. in favor of the Company, incorporated herein by reference to Exhibit 7.08 to Schedule 13D filed with the SEC on February 19, 2013.

     (d)-(6) Consortium Agreement, dated as of September 12, 2012, by and between Dr. Jing Lou and CPEChina Fund, L.P. **

     (d)-(7) Amendment No. 1 to the Agreement and Plan of Merger, dated as of April 24, 2013, by and between the Company, Parent and Merger Sub, incorporated herein by reference to Annex S-A to the Proxy Supplement.

     (f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Supplement.

     (f)-(2) Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

     (g) Not applicable.

_________________

* Previously filed on March 4, 2013

** Previously filed on March 15, 2013

*** Previously filed on March 25, 2013

**** Previously filed on April 12, 2013

***** Previously filed on April 17, 2013

****** Previously filed on April 26, 2013

******* Previously filed on May 2, 2013

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2013

3SBio Inc.

By:	/s/ Tianruo (Robert) Pu

Name:	Tianruo (Robert) Pu

Title:	Chairman of Independent Committee

Century Sunshine Limited

By:	/s/ Dr. Jing Lou

Name:	Dr. Jing Lou

Title:	Director

Decade Sunshine Limited

By:	/s/ Dr. Jing Lou

Name:	Dr. Jing Lou

Title:	Director

Decade Sunshine Merger Sub

By:	/s/ Dr. Jing Lou

Name:	Dr. Jing Lou

Title:	Director

Jing Lou

By:	/s/ Dr. Jing Lou

Dan Lou

By:	/s/ Dan Lou

Bin Huang

By:	/s/ Bin Huang

Dongmei Su

By:	/s/ Dongmei Su

CPEChina Fund, L.P.

By: CITIC PE ASSOCIATES, L.P., as general
partner

By: CITIC PE Funds Limited, as general partner

By:	/s/ Cindy Chan

Name:	Cindy Chan

Title:	Director

EXHIBIT INDEX

     (a)-(1) Proxy Statement of the Company dated March 25, 2013 (the “Proxy Statement”). ***

     (a)-(2) Notice of Reconvened Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Supplement.

     (a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Supplement.

     (a)-(4) Form of ADS Voting Instructions Card and Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Supplement.

     (a)-(5) Press Release issued by the Company, dated September 12, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on September 12, 2012.

     (a)-(6) Press Release issued by the Company, dated September 16, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on September 17, 2012.

     (a)-(7) Press Release issued by the Company, dated September 28, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on October 2, 2012.

     (a)-(8) Press Release issued by the Company, dated February 8, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on February 8, 2013.

     (a)-(9) Investor Presentation of the Company dated April 2013. ****

     (a)-(10) Investor Presentation of the Company dated April 16, 2013. *****

     (a)-(11) Press Release issued by the Company, dated April 22, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on April 23, 2013.

     (a)-(12) Press Release issued by the Company, dated April 24, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on April 24, 2013.

     (a)-(13) Press Release issued by the Company, dated April 25, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on April 25, 2013.

     (a)-(14) Press Release issued by the Company, dated March 18, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on March 22, 2013.

     (a)-(15) Press Release issued by the Company, dated March 24, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on March 25, 2013.

     (a)-(16) Supplement to the Proxy Statement of the Company dated May 2, 2013 (the “Proxy Supplement”). *******

     (a)-(17) Press Release issued by the Company, dated May 2, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on May 2, 2013.

     (a)-(18) Press Release issued by the Company, dated May 24, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on May 24, 2013.

     (a)-(19) Press Release issued by the Company, dated May 30, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on May 30, 2013.

     (b)-(1) Facility agreement, dated as of February 8, 2013, by and among Parent, Holdco, Merger Sub and China CITIC Bank International Limited (“CITIC Bank”), incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed with the SEC on February 19, 2013.

     (b)-(2) Commitment Letter, dated February 8, 2013, by CPEChina Fund, L.P. in favor of Holdco, incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed with the SEC on February 19, 2013.

     (b)-(3) Amendment to Commitment Letter, dated April 24, 2013, by CPEChina Fund, L.P. in favor of Holdco, incorporated herein by reference to Exhibit 7.12 to Schedule 13D/A filed with the SEC on April 26, 2013.

     (b)-(4) Consent and Waiver Letter under Facility Agreement, dated April 24, 2013, by and between CITIC Bank and Parent, incorporated herein by reference to Exhibit 7.10 to Schedule 13D/A filed with the SEC on April 26, 2013.

     (c)-(1) Opinion of Jefferies International Limited, dated February 8, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

     (c)-(2) Presentation to the Independent Committee of the Board of Directors, dated February 8, 2013, of Jefferies International Limited. *

     (c)-(3) Preliminary Discussion Materials for the Independent Committee, dated November 30, 2012, of Jefferies International Limited. *

     (c)-(4) Opinion of Jefferies International Limited, dated April 24, 2013, incorporated herein by reference to Annex S-B to the Proxy Supplement.

     (c)-(5) Presentation to the Independent Committee of the Board of Directors, dated April 24, 2013, of Jefferies International Limited. ******

     (d)-(1) Agreement and Plan of Merger, dated as of February 8, 2013, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

     (d)-(2) Rollover Agreement, dated as of February 8, 2013, by and among Holdco, Parent and the Rollover Shareholders, incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed with the SEC on February 19, 2013.

     (d)-(3) Voting Agreement, dated as of February 8, 2013, by and among the Company, Parent and the Rollover Shareholders, incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed with the SEC on February 19, 2013.

     (d)-(4) Limited Guaranty, dated as of February 8, 2013, by Dr. Jing Lou in favor of the Company, incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed with the SEC on February 19, 2013.

     (d)-(5) Limited Guaranty, dated as of February 8, 2013, by CPEChina Fund, L.P. in favor of the Company, incorporated herein by reference to Exhibit 7.08 to Schedule 13D filed with the SEC on February 19, 2013.

     (d)-(6) Consortium Agreement, dated as of September 12, 2012, by and between Dr. Jing Lou and CPEChina Fund, L.P. **

     (d)-(7) Amendment No. 1 to the Agreement and Plan of Merger, dated as of April 24, 2013, by and between the Company, Parent and Merger Sub, incorporated herein by reference to Annex S-A to the Proxy Supplement.

     (f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Supplement.

     (f)-(2) Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

     (g) Not applicable.
_________________

* Previously filed on March 4, 2013

** Previously filed on March 15, 2013

*** Previously filed on March 25, 2013

**** Previously filed on April 12, 2013

***** Previously filed on April 17, 2013

****** Previously filed on April 26, 2013

 ******* Previously filed on May 2, 2013